Exhibit 99.1

Announcing the Restructuring of Above Food Group

Regina, Saskatchewan –– March 20, 2025 –– Above Food Ingredients Inc. (Nasdaq: ABVE) (“the Company”) announces today that it consented to the application filed by the Royal Bank of Canada to wind up the Company’s Purely Canada Food Corp. subsidiaries (“PCFC”), which was filed on March 3, 2025 at the Court of King's Bench in Saskatchewan. Consequently, the Court on March 19, 2025, ordered that PCFC be placed into receivership.

Since the summer of 2024, the Company has targeted new areas within the agricultural sector to significantly enhance its margins. The acquisition of Montana-based Stricks Ag in August 2024 was the initial step to this strategic plan, which is exceeding expectations and positively contributing to the profit margin of the Company. Additionally, the previously announced LOI to acquire Palm Global Technologies Inc. (“Palm Global”) on January 31, 2025, is expected to provide significant opportunities to build upon the Company’s current revenue run-rate of approximately $200 million CAD with Palm Global’s higher-margin revenue stream.

“This restructuring represents a catalyst for Above Food Ingredients Inc. to refocus our resources toward scaled, higher-margin specialty ingredient businesses and broader opportunities across global markets,” said Lionel Kambeitz, Founder and Executive Chairman of Above Food Ingredients Inc. “Combined with the opportunities provided by our intended acquisition of Palm Global, we will be introducing a powerful tech platform that merges our expertise in specialty crop processing, AI genomics and AI agronomy with Palm Global’s FinTech, Tokenization and DeFi Technologies.”

In light of these meaningful developments, the Board supported this strategic pivot, which aligns with the Company's core mission of creating shareholder value through a healthier, more sustainable global food system.

With the completion of this receivership, the debts and liabilities of PCFC will no longer form part of the Company’s consolidated financial statements, together with the elimination of over $25 million CAD of annual net losses. In addition, the corporate restructuring measures the Company is undertaking will result in the Company generating pre-tax profitability in the immediate future.

With the intended acquisition of Palm Global, the combined company would be uniquely positioned to enable regenerative agricultural initiatives and grow-to-order food solutions tailored to evolving consumer and agricultural needs on a global scale, while supporting millions of farmers through Palm Global’s financial inclusion platforms.

About Above Food Ingredients Inc.

Above Food Ingredients Inc. (Nasdaq: ABVE) is an ingredient company that delivers products made with real, nutritious, flavorful ingredients produced with transparency. The Company’s vision is to create a healthier world — one seed, one field, and one bite at a time. With a robust chain of custody of plant proteins, enabled by scaled operations and infrastructure in primary agriculture and processing, and proprietary seed development capabilities that leverage the power of artificial intelligence-driven genomics and agronomy, the Company delivers nutritious foods to businesses and consumers with traceability and sustainability.

Cautionary Statement Regarding Forward-Looking Statements

This press release may contain “forward-looking information” within the meaning of the United States federal securities laws and applicable Canadian securities laws. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” future,” “opportunity,” “plan,” “may,” “should,” “will,” “could,” “will be,” will continue,” and similar expressions and include, without limitation, statements about the ability of or expectations regarding the future performance of our business and operations.

Forward-looking statements are based on the current expectations of the Company's management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. You should carefully consider all of the risks and uncertainties described in the documents filed by the Company with the United States Securities and Exchange Commission, which is available on EDGAR at www.sec.gov/edgar.shtml. There may be additional risks that the Company presently does not know or that the Company currently believes are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide the Company’s expectations, plans or forecasts of future events and views as of the date of this communication. The Company anticipates that subsequent events and developments will cause the Company’s assessments to change. However, while the Company may elect to update these forward-looking statements in the future, the Company specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing the Company’s assessments as of any date subsequent to the date of this communication. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results in such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this communication, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein.

Contacts

Media:

media@abovefood.com

Investors:

investors@abovefood.com